SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-07260

(Check One):

☐ Form 10-K	☐ Form 11-K

☐ Form 20-F	☑ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2005

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant                                                                 Nortel Networks Corporation

Former name if applicable

Address of principal executive office (Street and number)                                          8200 Dixie Road, Suite 100

City, state and zip code                                                         Brampton, Ontario, Canada L6T 5P6

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 14, 2005, Nortel Networks Corporation (the “Company”) and its principal direct operating subsidiary, Nortel Networks Limited (“NNL”), provided a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “Status Update”).

As set forth in the Status Update, the Company and NNL continue to devote significant resources to the preparation of their 2004 financial statements and Annual Reports on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-Ks”), including the completion (for the first time) of the requirements under Section 404 of the Sarbanes-Oxley Act of 2002, and intend to file the 2004 Form 10-Ks with the Securities and Exchange Commission (the “SEC”) by the end of April 2005. As a result, the Company and NNL now expect that they will file their unaudited financial statements for the quarter ended March 31, 2005, and related Quarterly Reports on Form 10-Q (the “First Quarter Form 10-Qs”), with the SEC by the end of May 2005 (beyond the required filing date under the rules and regulations of the SEC of May 10, 2005).

As set forth in the Status Update, the Company’s and NNL’s expectation as to timing of filing the 2004 Form 10-Ks and First Quarter Form 10-Qs is subject to change due to limitations including previously announced material weaknesses in the Company’s and NNL’s internal control over financial reporting and the review or audit of the Company’s and NNL’s financial statements by the Company’s and NNL’s external auditors.

The Company and NNL each filed with the SEC the Status Update as Exhibit 99.1 to their respective Current Reports on Form 8-K dated April 14, 2005.

PART IV
OTHER INFORMATION

     (1)     Name and telephone number of person to contact in regard to this notification.

Gordon A. Davies
Assistant General Counsel – Securities
and Corporate Secretary	(905)	863-1144

(Name)	(Area Code)	(Telephone Number)

     (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☐   Yes   ☑   No

•	Annual Report on Form 10-K for the year ended December 31, 2004

     (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☑   Yes   ☐   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above and the Status Update, neither the Company nor NNL is in a position at this time to provide any reasonable estimate of any anticipated significant changes in results of operations from the quarter ended March 31, 2004 to the quarter ended March 31, 2005 that may be reflected in the earning statements to be included in the First Quarter Form 10-Qs.

Nortel Networks Corporation

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 18, 2005	By:	/s/ Peter W. Currie
		Name:	Peter W. Currie
		Title:	Chief Financial Officer

	By:	/s/ Gordon A. Davies
		Name:	Gordon A. Davies
		Title:	Assistant General Counsel – Securities and Corporate Secretary

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